Exhibit 99.1

Huami Corporation Reports First Quarter 2020 Unaudited Financial Results

Quarterly Revenues up 36.1% to RMB1,088.5 Million, and Shipments up 35.7% YoY

BEIJING, May 12, 2020 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a cloud-based healthcare services provider with world-leading smart wearable technology, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial and Operating Highlights

•                  Revenues reached RMB1,088.5 million (US$153.7 million), representing an increase of 36.1% from the first quarter of 2019.

•                  Gross margin was 22.5% for the first quarter of 2020.

•                  Net income attributable to Huami Corporation was RMB19.2 million (US$2.7 million).

•                  Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of Huami Corporation was RMB0.31 (US$0.04) and RMB0.30 (US$0.04), respectively. Each ADS represents four (4) Class A ordinary shares.

•                  Adjusted net income attributable to Huami Corporation1 was RMB25.5 million (US$3.6 million).

•                  Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation2 was RMB0.41 (US$0.06) and RMB0.39 (US$0.06), respectively. Each ADS represents four (4) Class A ordinary shares.

•                  Total units shipped reached 7.6 million, compared with 5.6 million in the first quarter of 2019.

Impact of the COVID-19 Pandemic on Our Operations

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. The quantity of our products manufactured reduced in January and February 2020 as our contracted manufacturing facilities were temporarily shut down. While these manufacturing facilities have been ramping-up since March, our supply chain, production, and sales in the first quarter of 2020 were all impacted, resulting lower than initially projected growth rates and gross margin. In the second quarter, the COVID-19 continues to impact global economy, including the demand of our products in oversea markets. We have reflected this impact within our view in the “outlook” section provided below, and we will monitor the COVID-19 impact continuously.

1  Adjusted net income is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

2  Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation.

“Despite the unprecedented challenges created by the COVID-19 pandemic, brand recognition, new product launches and successful marketing spearheaded solid first quarter revenue growth of 36.1%,” said Wang Huang, Chairman and CEO of Huami. “In addition to the aforementioned revenue drivers, we also made solid headway in international markets, with a keen focus on the market nuances of each key region and a multi-channel strategy including both direct sales and third-party sales channels.

“At this year’s CES, we kicked off our brand extension initiative as we introduced new product categories, including ear buds and interactive treadmills. With these two categories in particular, we are taking another significant step in building a comprehensive health and fitness ecosystem as part of our ‘Connect Health with Technology’ aspirations. In terms of alliances, our continued partnership with Xiaomi remains productive with the launch of the Mi-Band 5 scheduled later in 2020. Additionally, we are very pleased to partner with the respiratory diseases team of Dr. Zhong Nanshan to jointly establish a laboratory for studies on monitoring respiratory diseases using wearable devices. With this, we expect to make contributions in the global fight against the COVID-19 pandemic, and utilize our smart wearable devices to establish a cloud-based service system for epidemic prediction and early warning in the future. With our brand’s rising popularity, our strengthening sales channels and new product and line extensions in the works, we are confident the underlying demand for our products remain strong and we will look to continue delivering sustainable growth and healthy profitability once the impact from the pandemic eases.”

David Cui, Chief Financial Officer, added, “We rose to the challenge and are pleased with the resilience of our first quarter revenue growth during these uncertain times. We achieved solid unit sales of both self-branded products and Mi-Band 4, shipping 7.6 million units in the first quarter, a 35.7% rise from the same period last year. Despite of the impact of the COVID-19 pandemic that many other companies are also facing, we still kept our robust revenue growth, and remained profitable in this challenging time period. This was driven by increasing brand awareness and adoption of our products by users both domestically and in the overseas market.

“During the first quarter, we continue to push investments in both R&D and sales and marketing, as product innovation and sales channel integrity are key components of our success. While we have seen some shortage impacts on our product manufacturing due to disruptions to our supply chain during the quarter, we are optimistic of stronger profitability in the long term as the pandemic, along with its impact, runs its course.”

First Quarter 2020 Financial Results

Revenues increased by 36.1% to RMB1,088.5 million (US$153.7 million) from RMB799.6 million for the first quarter of 2019, driven by continued sales growth of Xiaomi and self-branded wearable products, despite the negative impact of COVID-19 on our supply chain.

Cost of revenues increased by 45.0% to RMB843.9 million (US$119.2 million) from RMB582.1 million for the first quarter of 2019.

Gross profit increased by 12.5% to RMB244.6 million (US$34.5 million) from RMB217.5 million for the first quarter of 2019. Gross margin was 22.5%, compared with 27.2% for the first quarter of 2019. The gross margin decrease was attributed to the change of product mix, and sales promotions in previous product versions, especially for Mi Band 4, in anticipation of the launch of a newer generation product.

Total operating expenses increased to RMB224.1 million (US$31.6 million) from RMB139.9 million for the first quarter of 2019.

Research and development expenses increased by 63.5% from RMB72.4 million in first quarter 2019 to RMB118.3 million (US$16.7 million) in first quarter 2020. This increase was primarily due to an increase in the number of R&D staff and a rise in investment in healthcare related features, algorithms, cloud-services, chip research, and new products development to carry out our mission. We aim to launch a series of new products in the upcoming quarters of 2020.

General and administrative expenses increased by 12.3% from RMB45.3 in the first quarter 2019 to RMB50.9 million (US$7.2 million) in the first quarter 2020. This was primarily due to an increase in personnel-related expenses and professional fees related to improving management operations, offset by a decrease in share-based compensation expense and foreign exchange rate fluctuation.

Selling and marketing expenses increased by 147.2% from RMB22.2 million in first quarter 2019 to RMB54.8 million (US$7.7 million) first quarter 2020, primarily due to an increase in personnel-related expenses, and an increase in advertising and promotional expenses for new market exploration and a series of new product releases. We hired more sales staff with heavy experience in overseas market expansion since 2019, and continue to carry out our plan during this year. In January 2020, we unveiled four new products spanning three verticals that go beyond smart bands and watches: Amazfit Home Studio, a smart gym hub; Amazfit AirRun, a foldable next-generation treadmill; Amazfit PowerBuds, true wireless stereo fitness earphones with Clip-to-Go design and; Amazfit ZenBuds, sleep-comfort and health monitoring earphones.

Operating income was RMB20.5 million (US$2.9 million), compared with RMB77.6 million for the first quarter of 2019.

Income before income tax was RMB20.3 million (US$2.9 million), compared with RMB85.6 million for the first quarter of 2019.

Income tax expenses were RMB2.0 million (US$0.3 million), compared with RMB10.7 million for the first quarter of 2019.

Net income attributable to Huami Corporation totaled RMB19.2 million (US$2.7 million), compared with RMB75.3 million for the first quarter of 2019.

Net income attributable to ordinary shareholders of Huami Corporation decreased to RMB19.2 million (US$2.7 million), from RMB74.1 million for the first quarter of 2019.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB0.31 (US$0.04) and RMB0.30 (US$0.04), respectively. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, decreased by 73.1% to RMB25.5 million (US$3.6 million) from RMB95.0 million for the first quarter of 2019.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB0.41 (US$0.06) and RMB0.39 (US$0.06), respectively. Each ADS represents four (4) Class A ordinary shares.

As of March 31, 2020, the Company had cash and cash equivalents of RMB2,527.6 million (US$357.0 million), compared with RMB1,803.1 million as of December 31, 2019.

Outlook

For the second quarter of 2020, the management of the Company currently expects:

•                  Net revenues to be between RMB1.0 billion and RMB1.05 billion, compared with RMB1.04 billion for the second quarter of 2019.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Standard Time on Tuesday, May 12, 2020 (8:00 p.m. Beijing Time on May 12, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	1-888-346-8982
International:	1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Huami Corporation.”

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor.

A telephone replay will be available two hours after the call until May 19, 2020 by dialing:

US Toll Free:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	10143641

About Huami Corporation

Huami is a cloud-based healthcare services provider with world-leading smart wearable technology. Since its inception in 2013, Huami has quickly established its global leadership and recognition in the smart wearable industry by shipping millions of smart wearable devices. In 2019, Huami shipped 42.3 million smart wearable devices. Leveraging its powerful AI algorithm capabilities along with the massive data analysis, Huami provides 24x7 health monitoring services to millions of its product users. Huami seamlessly integrate smart wearable technology into the extensive application senarios of the IoT ecosystem worldwide, creating a smarter and more convenient lifestyle for its users.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation, and is used as the numerator in computation of adjusted net income per share attributable to ordinary shareholders of Huami Corporation.

We believe that adjusted net income and adjusted net income attributable to ordinary shareholders help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income and net income attributable to ordinary shareholders. We believe that adjusted net income and adjusted net income attributable to ordinary shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to ordinary shareholders, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0808 to US$1.00, the effective noon buying rate for March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huami@tpg-ir.com

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,803,117	2,527,567	356,961
Restricted cash	874	—	—
Accounts receivable	188,940	150,865	21,306
Amounts due from related parties, current	1,421,170	441,526	62,355
Inventories	893,806	719,092	101,555
Short-term investments	17,187	17,496	2,471
Prepaid expenses and other current assets	67,358	38,874	5,490
Total current assets	4,392,452	3,895,420	550,138

Property, plant and equipment, net	64,350	75,447	10,655
Intangible asset, net	85,753	83,587	11,805
Goodwill	5,930	5,930	837
Long-term investments	406,099	410,133	57,922
Deferred tax assets	102,649	113,453	16,023
Other non-current assets	8,828	28,796	4,067
Non-current operating lease right-of-use assets	108,682	98,966	13,977
Total assets	5,174,743	4,711,732	665,424

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,999,951	768,417	108,521
Advance from customers	44,793	45,777	6,465
Amount due to related parties, current	14,769	15,062	2,127
Accrued expenses and other current liabilities	352,249	305,490	43,144
Income tax payables	67,854	70,021	9,889
Notes payable	2,184	—	—
Bank borrowings	—	785,737	110,967
Total current liabilities	2,481,800	1,990,504	281,113
Deferred tax liabilities	5,399	5,375	759
Other non-current liabilities	113,596	113,596	16,043
Non-current operating lease liabilities	76,360	68,363	9,655
Total liabilities	2,677,155	2,177,838	307,570

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
Equity
Ordinary shares	155	155	22
Additional paid-in capital	1,478,902	1,485,280	209,762
Accumulated retained earnings	910,612	929,780	131,310
Accumulated other comprehensive income	111,081	123,067	17,380
Total Huami Corporation shareholders’ equity	2,500,750	2,538,282	358,474
Non-controlling interests	(3,162)	(4,388)	(620)
Total equity	2,497,588	2,533,894	357,854
Total liabilities and equity	5,174,743	4,711,732	665,424

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Revenues	799,596	1,088,461	153,720
Cost of revenues	582,133	843,901	119,182
Gross profit	217,463	244,560	34,538
Operating expenses:
Selling and marketing	22,183	54,843	7,745
General and administrative	45,292	50,883	7,186
Research and development	72,380	118,336	16,712
Total operating expenses	139,855	224,062	31,643
Operating income	77,608	20,498	2,895
Other income and expenses:
Interest income	7,490	7,671	1,083
Other income (expenses), net	462	(9,155)	(1,293)
Gain from fair value change of long-term investment	—	1,293	183
Income before income tax	85,560	20,307	2,868
Income tax expenses	(10,682)	(2,033)	(287)
Income before loss from equity method investments	74,878	18,274	2,581
Income (Loss) from equity method investments	34	(332)	(47)
Net income	74,912	17,942	2,534
Less: Net loss attributable to non-controlling interest	(372)	(1,226)	(173)
Net income attributable to Huami Corporation	75,284	19,168	2,707
Less: Undistributed earnings allocated to participating nonvested restricted shares	1,153	—	—
Net income attributable to ordinary shareholders of Huami Corporation	74,131	19,168	2,707
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.31	0.08	0.01
Diluted income per ordinary share	0.29	0.07	0.01

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	1.25	0.31	0.04
ADS — diluted	1.18	0.30	0.04

Weighted average number of shares used in computing net income per share
Ordinary share — basic	238,007,944	247,657,168	247,657,168
Ordinary share — diluted	252,131,378	259,574,866	259,574,866

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net income attributable to Huami Corporation	75,284	19,168	2,707
Share-based compensation expenses	19,733	6,378	901
Adjusted net income attributable to Huami Corporation	95,017	25,546	3,608

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Huami Corporation	74,131	19,168	2,707
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	19,431	6,378	901
Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	93,562	25,546	3,608

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.39	0.10	0.01
Adjusted diluted income per ordinary share	0.37	0.10	0.01

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	1.57	0.41	0.06
ADS — diluted	1.49	0.39	0.06

Weighted average number of shares used in computing net income per share
Ordinary share — basic	238,007,944	247,657,168	247,657,168
Ordinary share — diluted	252,131,378	259,574,866	259,574,866

Share-based compensation expenses included are follows:
Cost of revenues	2	7	1
Selling and marketing	331	632	89
General and administrative	17,436	4,097	579
Research and development	1,964	1,642	232
Total	19,733	6,378	901